[Ropes & Gray LLP Letterhead]

November 14, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: James Rosenberg

Re:	Allmerica Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 1-13754

Dear Mr. Rosenberg:

On behalf of Allmerica Financial Corporation (the “Company”), this letter responds to the comments raised by the Staff of the Commission in its letter dated October 21, 2005 to Mr. Frederick H. Eppinger, Jr. with respect to the Company’s response letter dated October 7, 2005 in response to the prior comments raised by the Staff with respect to the Company’s Form 10-K for the year ended December 31, 2004. As noted below, the Company proposes to revise the disclosure in its future Form 10-K and Form 10-Q filings. The Company has included the proposed revisions for the Staff’s review as attachments to this letter, and has included such revisions in substantially the form attached hereto in its Form 10-Q for the quarter ended September 30, 2005, which was filed with the Commission on November 9, 2005.

Form 10-K for the Year Ended December 31, 2004

Management’s Discussion and Analysis

Results of Operations

Segment Income, page 24

1.	Please refer to prior comment one. We do not agree that your discussion of a “consolidated” segment measure in MD&A complies with Item 10(e) of Regulation S-K. Also, your assertion that total segment income as presented in MD&A is “comprised of only GAAP components” appears to conflict with disclosure in Note 15 that your calculation of segment income includes statutory underwriting profit or loss. Please revise your proposed disclosure to remove your discussion of this non-GAAP measure or advise us further. We will, however, not object to your use of consolidated totals for segment income in MD&A in the context of a SFAS 131 reconciliation to net income.

The Company respectively continues to disagree and believes that its discussion of “Total segment income(loss)” complies with the requirements of Item 10(e), is not misleading and is in fact helpful for investors to understand the Company and the business in the same manner as it is understood and analyzed by management. Nevertheless, in response to the Staff’s comment, the Company will remove the “consolidated” segment measure from its MD&A in future Form 10-K and Form 10-Q filings as illustrated in the attached document.

Critical Accounting Policies, page 51

2.	Please refer to prior comments four and five. We believe that quantification of reasonably likely loss reserve outcomes and discussion of the specific factors that led you to select the best estimate of incurred losses among these outcomes is consistent with the objectives of Management’s Discussion and Analysis. We note that your response excludes quantification of reserve ranges and sensitivity of your reserve estimates to changes in key assumptions and have the following comments.

•	Your response that you do not “use a loss reserve range when determining your best estimate of reserves” appears to conflict with your proposed disclosure that you “do not completely rely on only one estimate to determine your loss reserves” and “develop several estimates using generally accepted actuarial projection methodologies that result in various reasonably possible loss reserve outcomes.” Please expand your proposed disclosure to include a quantification of these reasonably likely loss reserve outcomes.

•	We note that your disclosure does not include discussion or quantification of the specific factors that led you to select the best estimate of incurred losses among these outcomes, principally the variability arising from changes in specific underlying assumptions, such as claim frequency and severity. Please expand your proposed disclosure to discuss these assumptions and quantify how the variability inherent in such assumptions was reflected in the calculation of your various loss reserve outcomes.

•	We note that your proposed disclosure includes an aggregate quantification of the impact on segment income from a 1% change in the loss and LAE ratio. Unless this change is reasonably likely to occur, we do not believe that this information is useful to investors. Please explain the likelihood you associated with this change and your basis for concluding that this disclosure would be meaningful to investors or exclude it.

Regarding the first bulleted item, the Company’s management does not develop or utilize a range in establishing its loss reserves. While several actuarial estimates for each line of business are developed based on accepted actuarial projection methodologies, these estimates are used only by the Company’s actuaries to arrive at a single point estimate for each significant line of business. These single point estimates by line of business are then provided to senior management. Senior management considers these point estimates, as well as other business trends and environmental factors, in establishing the appropriate reserve amount. The results of the actuarial projection methodologies are neither provided to nor considered by senior management in their decision making process. Thus, they do not represent a range of outcomes considered by the members of management responsible for establishing the level of loss reserves. The Company believes that disclosure of these estimates could be confusing, since the financial statements do not reflect their consideration by the members of management responsible for loss reserves.

In order to clarify elements of its reserve process, the Company proposes expanding its disclosure in future filings, as illustrated in the attached document. The additional disclosure includes the statement that “The actuaries provide to management a point estimate for each significant line of business to summarize their analysis. Management considers these point estimates, as well as other business trends and environmental factors, in establishing the appropriate reserve amount.” The Company believes that the expanded disclosure clarifies that the Company does not use a loss reserve range when determining loss reserves.

Regarding the second bulleted item, the Company believes that its expanded and existing disclosure provides an appropriate level of information to explain the complexity and imprecision of the process of establishing loss reserves, including a discussion of the uncertainties inherent in that process. The Company has explained above its reasons for not expanding its disclosure to include a quantification of reasonably likely loss reserve outcomes. In addition, the Company notes that the historical development of GAAP loss and LAE reserves over the past ten years is disclosed in its Form 10-K on page 9. The Company proposes expanding its disclosure in future filings to cross reference this information within the Critical Accounting Policies section of the document. Also, the Company posts its Schedule P for its property and casualty insurance subsidiaries on its web site on an annual basis. Schedule P presents detailed historical accident year loss development information by line of business.

Regarding the third bulleted item, the Company believes that a 1% change in the loss and LAE ratio is very likely to occur. For example, as demonstrated in the table on page 28 of the Company’s Form 10-K, the loss ratios for each significant line of business changed by at least 1% for all but one line of business from 2003 to 2004.

Therefore, the Company believes that quantifying the impact of a 1% change is meaningful and useful disclosure to investors.

In addition, the Company notes that in its letter dated October 7, 2005, the Company indicated in response to Comment 2 in the letter of the Staff dated September 9, 2005, that the Company would not exclude catastrophe losses from the statutory loss ratios or the statutory combined ratio, but it would disclose catastrophe loss information in footnotes to the table. Upon drafting its 10-Q disclosures for the third quarter of 2005, the Company reconsidered the proposed footnote and felt that it was difficult to understand. Accordingly, the Company included the catastrophe loss information in additional columns within the table, while maintaining the separate disclosure of loss and combined ratios including catastrophe losses.

We hope that the foregoing has been responsive to the Staff’s comments. To facilitate your review, we are sending to your attention three copies of this response letter, together with the revised disclosure referred to herein, marked to show changes from the existing disclosure. We are also filing the letter and the revised disclosure via EDGAR. It would be greatly appreciated if you could advise me at the number below if the foregoing responses are acceptable or if any additional comments or questions will be forthcoming. If you should have any questions about this letter or require any further information, please call me at (617) 951-7936 or my colleague Julie Jones at (617) 951-7294.

Very truly yours,

/s/ STEVEN M. HOFFMAN
Steven M. Hoffman

Enclosures

Cc:	Edward J. Parry III
J. Kendall Huber, Esq.
Warren E. Barnes
Patricia Norton-Gatto
Julie H. Jones, Esq.

Comment 1

Results of Operations

Our consolidated net income includes the results of our four operating segments (segment income) and our interest expense on corporate debt, which we evaluate on a pre-tax basis. In addition, segment income excludes certain items which we believe are not indicative of our core operations. The income of our segments excludes items such as federal income taxes and net realized investment gains and losses, including net gains or losses on certain derivative instruments, because fluctuations in these gains and losses are determined by interest rates, financial markets and the timing of sales. Also, segment income excludes net gains and losses on disposals of businesses, discontinued operations, restructuring costs, extraordinary items, the cumulative effect of accounting changes and certain other items. Although the items excluded from segment income may be significant components in understanding and assessing our financial performance, we believe segment income enhances an investor’s understanding of our results of operations by identifying net income attributable to the normal operations of the business. However, segment income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles (“GAAP”).

In addition, as a result of adopting Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“Statement No. 150”) in 2003, we reclassified dividends related to the mandatorily redeemable preferred securities of a subsidiary trust holding solely our junior subordinated debentures, to interest expense on corporate debt. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“Statement No. 131”), we restated prior periods to reflect this presentation.

Our consolidated net income was $125.3 million in 2004, compared to $86.9 million in 2003. The increase in 2004 of $38.4 million resulted primarily from an $83.1 million improvement in segment income, partially offset by a $34.7 million increase in the corresponding federal income tax expense. Also contributing to the increase in net income was a $30.4 million favorable federal income tax settlement and a $13.2 million reduction in restructuring costs. These favorable items were partially offset by an after tax charge of $57.2 million related to the implementation of Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (“SOP 03-1”).

Our consolidated net income was $86.9 million in 2003, compared to a net loss of $306.1 million in 2002. Results in 2002 were adversely affected by a loss in the Life Companies segment of $634.7 million, primarily as a result of amortization of deferred acquisition costs following the cessation, in the fourth quarter of 2002, of sales of our proprietary annuity and life insurance products. The increase in 2003 over 2002 of $393.0 million, therefore, resulted primarily from a $590.7 million net improvement in segment income, principally related to our Life Companies segment, partially offset by a $222.9 million reduction in the corresponding federal income tax benefit. Also contributing to the increase in net income in 2003 was a $99.8 million change in net realized investment gains (losses) to a net gain of $10.4 million from a net loss of $89.4 million for 2002. Partially offsetting these increases in net income was a decrease in gains from the retirement of funding agreements and trust instruments supported by funding obligations of $63.0 million and a change of $30.7 million in (losses) gains on derivative instruments to a net loss of $4.5 million in 2003 from a net gain of $26.2 million in 2002.

The following table reflects segment income and a reconciliation to consolidated net income.

For the Years Ended December 31 (In millions)	2004	2003	2002
Segment income (loss) before federal income taxes:
Property and Casualty
Personal Lines	$134.6	$34.3	$40.2
Commercial Lines	58.0	98.7	124.2
Other Property and Casualty	5.4	(15.5)	5.8

Total Property and Casualty	198.0	117.5	170.2
Life Companies	11.3	8.7	(634.7)
Interest expense on corporate debt	(39.9)	(39.9)	(39.9)

Total segment income (loss) before federal income taxes	169.4	86.3	(504.4)

Federal income tax (expense) benefit on segment income (loss)	(28.6)	6.1	229.0
Federal income tax settlement	30.4	—	—
Net realized investment gains (losses), net of taxes and deferred acquisition cost amortization	16.1	10.4	(89.4)
Net gains (losses) on derivative instruments, net of taxes	0.8	(4.5)	26.2
(Losses) gains from retirement of funding agreements and trust instruments supported by funding obligations, net of taxes	(0.1)	3.7	66.7
Restructuring costs, net of taxes	(5.5)	(18.7)	(9.6)
Other reorganization expenses, net of taxes	—	—	(4.5)
Income (loss) from sale of universal life business, net of taxes	—	3.6	(20.3)
Other items, net of taxes	—	—	3.9

Income (loss) before cumulative effect of change in accounting principle	182.5	86.9	(302.4)
Cumulative effect of change in accounting principle, net of taxes	(57.2)	—	(3.7)

Net income (loss)	$125.3	$86.9	$(306.1)

Segment Income

2004 Compared to 2003

Segment results for the Property and Casualty group increased $80.5 million in 2004. These results include catastrophe losses of $99.3 million in 2004, compared to $59.4 million in 2003. Catastrophe losses were unusually high in 2004 due to four hurricanes in the Southeast. During 2003, however, we recorded a charge of $21.9 million resulting from an adverse arbitration decision related to a single large property claim within a voluntary insurance pool that we exited in 1996. Excluding this charge and the impact of the increase in catastrophe losses, segment income increased $98.5 million as compared to 2003. The increase in segment income is primarily attributable to an estimated $112 million of improved current accident year loss performance due to net premium rate increases across all principal product lines and to a decrease in non-catastrophe claims activity primarily in personal lines. Additionally, development on prior years’ loss and loss adjustment expense (“LAE”) reserves improved by $33.0 million, excluding the pool charge described above, from $18.5 million of adverse development in 2003 to $14.5 million of favorable development in 2004. These favorable items were partially offset by an increase in policy acquisition and other operating expenses of $38.1 million.

Life Companies segment results increased $2.6 million, primarily as the result of $47.7 million of net expense savings resulting from the cessation of the retail sales operations of VeraVest and ongoing expense management efforts. Also, $11.5 million of VeraVest asset impairments were recorded in 2003. There were no similar asset impairments in 2004. These favorable items were partially offset by an increase in deferred policy acquisition cost (“DAC”) amortization of $24.8 million, primarily due to less favorable equity market returns. Segment results were also lower by $10.6 million due to lower interest margins on GICs, primarily from higher expenses associated with interest rate swaps. Also, net investment income declined $9.6 million primarily from the replacement of high-yield investments with lower yielding, higher quality fixed income securities and lower partnership income. Additionally, the combined effect of derivatives losses associated with the GMDB hedging program and increased GMDB expenses due to the implementation of SOP 03-1, reduced Life Companies segment income by $8.5 million in 2004.

Our federal income tax expense was $28.6 million for 2004, compared to a benefit of $6.1 million in 2003. This increase in federal income tax expense is primarily related to the higher segment income, as well as lower tax-exempt interest in 2004.

2003 Compared to 2002

Life Companies segment income was $8.7 million in 2003, compared to a loss of $637.4 million in 2002. The 2003 results include charges of $11.5 million relating to the impairment of assets resulting from our discontinuing the retail operations of VeraVest. The 2002 loss in our Life Companies segment reflects net charges of $698.3 million resulting from the cumulative effect of the decline in equity market values, ratings downgrades and our cessation of proprietary life insurance and annuity product sales (see Segment Results – Life Companies). These charges include $629.4 million of additional amortization of the DAC asset and $39.1 million due to a change in the assumptions related to the long-term cost of GMDB for variable annuity products, net of the related DAC amortization. In addition, we recognized impairments of capitalized technology costs associated with variable products totaling $29.8 million.

The $52.7 million decrease in Property and Casualty segment income for 2003 is primarily attributable to an increase in adverse development of prior years’ loss and loss adjustment expense reserves of $34.0 million, including charges of $21.9 million resulting from the aforementioned adverse arbitration decision. Catastrophe losses increased $28.1 million in 2003. In addition, segment income in 2003 decreased due to a $33.1 million increase in policy acquisition and other operating expenses, as well as a $21.6 million decrease in net investment income. These were partially offset by an estimated $56 million improvement in current accident year loss performance primarily due to net premium rate increases.

The federal income tax benefit was $6.1 million for 2003, compared to a $229.0 million benefit in 2002. The large benefit in 2002 is primarily the result of the loss recognized by the Life Companies segment.

OTHER ITEMS

During 2004, we recorded income of $30.4 million relating to a federal income tax settlement for prior years (see Income Taxes).

Net realized investment gains, net of taxes and deferred acquisition cost amortization, were $16.1 million in 2004, primarily due to $26.0 million of after-tax gains from the sale of $854.7 million of fixed maturities. Partially offsetting these gains were after-tax losses of $5.7 million related to the termination of certain derivative instruments and $4.4 million of after-tax impairments of fixed maturities. During 2003, net realized investment gains, net of taxes and deferred acquisition cost amortization, were $10.4 million primarily resulting from $54.0 million of after-tax gains from the sale of approximately $1.5 billion of fixed maturities. These gains were partially offset by impairments of $40.0 million, net of taxes, primarily related to fixed maturities. During 2002, net realized investment losses, net of taxes and amortization, were $89.4 million, primarily due to $145.3 million of fixed maturity impairments, net of taxes, and

$35.9 million of after-tax losses related to the termination of certain derivative instruments. These losses were partially offset by $73.4 million of after-tax net realized gains from the sale of approximately $3.1 billion of fixed maturities.

Net gains (losses) on derivative instruments, net of taxes, increased $5.3 million to a gain of $0.8 million in 2004 from a loss of $4.5 million in 2003. In 2003, net gains (losses) on derivative instruments, net of taxes, decreased $30.7 million from 2002, to the net loss of $4.5 million. The changes in net gains (losses) on derivative instruments in both 2004 and 2003 resulted from derivative activity that does not meet the requirements of hedge accounting. During 2002, we recognized gains on derivatives, net of taxes, of $26.2 million as a result of the termination of certain derivative instruments, which previously were recognized as ineffective hedges.

In 2004, we retired $185.2 million of long-term funding agreement obligations, resulting in a loss of $0.1 million, net of taxes as compared with a gain of $3.7 million in 2003 from the retirement of $78.8 million of long-term funding agreement obligations. In 2002, we recognized a gain of $66.7 million, net of taxes, on the retirement of $548.9 million of long-term funding agreement obligations. The gains in 2003 and 2002 resulted from the retirement of certain long-term funding obligations at discounts (see Significant Transactions – Gain on Retirement of Funding Obligations).

In 2004, we ceased certain sponsored businesses and restructured certain commercial lines operations in our Property and Casualty group. In 2003, we ceased our retail operations related to our broker/dealer in our Life Companies segment. During 2002, we began restructuring efforts in our Life Companies segment after terminating all new sales of our proprietary life insurance and annuity products. In 2004, 2003 and 2002, we recognized $5.5 million, $18.7 million and $9.6 million, respectively, net of taxes, primarily as a result of these restructuring efforts. These restructuring costs consisted of severance and other employee-related expenses, as well as the cancellation of certain lease agreements and contracted services. In addition, we recognized, during 2002, other reorganization costs of $4.5 million, net of taxes, primarily related to the forgiveness of interest on certain loans to former Life Companies agents.

During 2003, we recognized income of $3.6 million, net of taxes, from the settlement of post-closing items related to the December 2002 sale of our universal life insurance business through a 100% coinsurance agreement (see Significant Transactions – Sale of Universal Life Business). In 2002, we recognized a loss of $20.3 million, net of taxes, related to this transaction.

During 2004, we adopted SOP 03-1, which resulted in a charge of $57.2 million, net of taxes. The charge results from new requirements for recognizing guaranteed minimum death benefit and guaranteed minimum income benefit reserves based on various assumptions, including estimates of future market returns and expected contract persistency. During 2002, we recognized a $3.7 million loss, net of taxes, upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Net income (loss) includes the following items (net of taxes) by segment:

	2004
	Property and Casualty			Life Companies	Total
(In millions)	Personal Lines	Commercial Lines	Other Property and Casualty (2)
Federal income tax settlement	$—	$—	$—	$30.4	$30.4
Net realized investment gains, net of taxes and deferred acquisition cost amortization (1)	5.0	5.1	3.0	3.0	16.1
Net gains on derivative instruments	—	—	—	0.8	0.8
Losses from retirement of funding agreements and trust instruments supported by funding obligations	—	—	—	(0.1)	(0.1)
Restructuring costs	(0.8)	(1.3)	—	(3.4)	(5.5)
Cumulative effect of change in accounting principle	—	—	—	(57.2)	(57.2)

	2003
	Property and Casualty			Life Companies	Total
	Personal Lines	Commercial Lines	Other Property and Casualty (2)
Net realized investment gains (losses), net of taxes and deferred acquisition cost amortization (1)	$3.2	$3.3	$(2.0)	$5.9	$10.4
Net losses on derivative instruments	—	—	—	(4.5)	(4.5)
Gains from retirement of funding agreements and trust instruments supported by funding obligations	—	—	—	3.7	3.7
Restructuring costs	—	0.2	—	(18.9)	(18.7)
Income from sale of universal life business	—	—	—	3.6	3.6

	2002
	Property and Casualty			Life Companies	Total
	Personal Lines	Commercial Lines	Other Property and Casualty (2)
Net realized investment (losses) gains, net of taxes and deferred acquisition cost amortization (1)	$(9.2)	$(9.2)	$2.4	$(73.4)	$(89.4)
Net gains on derivative instruments	—	—	—	26.2	26.2
Gains from retirement of funding agreements and trust instruments supported by funding obligations	—	—	—	66.7	66.7
Restructuring costs	—	—	—	(9.6)	(9.6)
Other reorganization costs	—	—	—	(4.5)	(4.5)
Loss from sale of universal life business	—	—	—	(20.3)	(20.3)
Other items	—	—	—	3.9	3.9
Cumulative effect of change in accounting principle	—	—	—	(3.7)	(3.7)

(1)	We manage investment assets for our property and casualty business based on the requirements of the entire property and casualty group. We allocate the investment income, expenses and realized gains (losses) to our Personal Lines, Commercial Lines and Other Property and Casualty segments based on actuarial information related to the underlying business.

(2)	Includes corporate eliminations.

Comment 2

Reserve for Losses and Loss

Adjustment Expenses

Overview of Loss Reserve Estimation Process

We maintain reserves for our property and casualty products to provide for our ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves are estimates, taking into account actuarial projections at a given point in time, of what we expect the ultimate settlement and administration of claims will cost based on facts and circumstances then known, estimates of future trends in claim severity and frequency, judicial theories of liability and policy coverage, and other factors.

We determine the amount of loss and loss adjustment expense reserves (the “loss reserves”) based on an estimation process that is very complex and uses information obtained from both company specific and industry data, as well as general economic information. The estimation process is judgmental, and requires us to continuously monitor and evaluate the life cycle of claims on type-of-business and nature-of-claim bases. Using data obtained from this monitoring and assumptions about emerging trends, our actuaries develop information about the size of ultimate claims based on historical experience and other available market information. The most significant assumptions used in the estimation process, which vary by line of business, include determining the expected consistency in the frequency and severity of claims incurred but not yet reported to prior year claims, the trend in loss costs, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. Our actuaries provide to management a point estimate for each significant line of business to summarize their analysis. Management considers these point estimates, as well as other business trends and environmental factors, in establishing the appropriate reserve amount. Regarding voluntary and involuntary pools, we are provided loss estimates by managers of each pool. We adopt an estimate that considers this information and other facts. We exercise judgment in estimating all loss reserves based upon our knowledge of the Property and Casualty business, review of the outcome of actuarial studies, historical experience and other factors to record an estimate which reflects our expected ultimate loss and loss adjustment expenses. When trends emerge that we believe affect the future settlement of claims, we adjust our reserves accordingly.

Management’s Review of Judgments and Key Assumptions

There is greater inherent uncertainty in estimating insurance reserves for certain types of property and casualty insurance lines, particularly workers’ compensation and other liability lines, where a longer period of time may elapse before a definitive determination of ultimate liability and losses may be made. In addition, the technological, judicial, regulatory and political climates involving these types of claims change regularly. We maintain a practice of significantly limiting the issuance of long-tailed other liability policies, including directors and officers (“D&O”) liability, errors and omissions (“E&O”) liability and medical malpractice liability. The industry has experienced recent adverse loss trends in these lines of business.

We regularly update our reserve estimates as new information becomes available and further events occur which may impact the resolution of unsettled claims. Reserve adjustments are reflected in results of operations as adjustments to losses and LAE. Often these adjustments are recognized in periods subsequent to the period in which the underlying policy was written and loss event occurred. These types of subsequent adjustments are described separately as “prior year reserve development”. Such development can be either favorable or unfavorable to our financial results and may vary by line of business.

Inflation generally increases the cost of losses covered by insurance contracts. The effect of inflation varies by product. Our property and casualty insurance premiums are established before the amount of losses and LAE and the extent to which inflation may affect such expenses are known. Consequently, we attempt, in establishing rates and reserves, to anticipate the potential impact of inflation and increasing medical costs in the projection of ultimate costs. We have experienced increasing medical costs, including those associated with personal automobile personal injury protection claims, particularly in Michigan, as well as in our workers’ compensation line in most states. This increase is reflected in our reserve estimates, but continued increases could contribute to increased losses and LAE in the future.

We regularly review our reserving techniques, our overall reserving position and our reinsurance. Based on (i) our review of historical data, legislative enactments, judicial decisions, legal developments in impositions of damages and policy coverage, political attitudes and trends in general economic conditions, (ii) our review of per claim information, (iii) our historical loss experience and that of the industry, (iv) the relatively short-term nature of most policies written by us and (v) our internal estimates of required reserves, we believe that adequate provision has been made for loss reserves. However, establishment of appropriate reserves is an inherently uncertain process and there can be no certainty that current established reserves will prove adequate in light of subsequent actual experience. A significant change to the estimated reserves could have a material impact on our results of operations and financial position. An increase or decrease in reserve estimates would result in a corresponding decrease or increase in financial results. For example, each 1 percentage point change in the loss and LAE ratio resulting from a change in reserve estimation is currently projected to have an approximate $22 million impact on property and casualty segment income, based on 2004 full year premiums.

As discussed below, estimated loss and LAE reserves for claims occurring in prior years developed favorably (unfavorably) by $14.5 million, ($40.4) million, and ($6.4) million for the years ended December 31, 2004, 2003 and 2002, respectively, which represents 0.47%, 1.34%, and 0.22% of loss reserves held, respectively.

The major causes of material uncertainty relating to ultimate losses and loss adjustment expenses (“risk factors”) generally vary for each line of business, as well as for each separately analyzed component of the line of business. In some cases, such risk factors are explicit assumptions of the estimation method and in others, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

Some risk factors will affect more than one line of business. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a line of business. Individual risk factors are also subject to interactions with other risk factors within line of business components. Thus, risk factors can have offsetting or compounding effects on required reserves.

Loss Reserves By Line of Business

We perform actuarial reviews on certain detailed line of business coverages. These individual reviews are summarized into six broader lines of business: personal automobile, homeowners, workers’ compensation, commercial automobile, commercial multiple peril, and other lines.

The table below provides a reconciliation of the beginning and ending reserve for unpaid losses and LAE as follows:

For the Years Ended December 31 (In millions)	2004	2003	2002
Reserve for losses and LAE, beginning of year	$3,018.9	$2,961.7	$2,921.5
Incurred losses and LAE, net of reinsurance recoverable:
Provision for insured events of current year	1,570.2	1,610.6	1,682.1
(Decrease) increase in provision for insured events of prior years	(14.5)	40.4	6.4

Total incurred losses and LAE	1,555.7	1,651.0	1,688.5

Payments, net of reinsurance recoverable:
Losses and LAE attributable to insured events of current year	814.8	868.2	898.0
Losses and LAE attributable to insured events of prior years	658.3	784.5	763.6

Total payments	1,473.1	1,652.7	1,661.6

Change in reinsurance recoverable on unpaid losses	(32.9)	58.9	13.3

Reserve for losses and LAE, end of year	$3,068.6	$3,018.9	$2,961.7

The table below summarizes the reserve for losses and LAE by line of business.

December 31 (In millions)	2004	2003	2002
Personal automobile	$1,183.9	$1,184.6	$1,018.5
Homeowners and other	218.3	192.7	246.3

Total Personal	1,402.2	1,377.3	1,264.8
Workers’ compensation	640.6	623.3	637.7
Commercial automobile	254.2	277.2	327.4
Commercial multiple peril	572.1	549.5	566.3
Other commercial	199.5	191.6	165.5

Total Commercial	1,666.4	1,641.6	1,696.9

Total reserve for losses and LAE	$3,068.6	$3,018.9	$2,961.7

Prior Year Development By Line of Business

When trends emerge that we believe affect the future settlement of claims, we adjust our reserves accordingly. Reserve adjustments are reflected in the Consolidated Statements of Income as adjustments to losses and LAE. Often, we recognize these adjustments in periods subsequent to the period in which the underlying loss event occurred. These types of subsequent adjustments are disclosed and discussed separately as “prior year reserve development”. Such development can be either favorable or unfavorable to our financial results.

The table below summarizes the change in provision for insured events of prior years by line of business.

For the years ended December 31 (In millions)	2004	2003	2002
(Decrease) increase in loss provision for insured events of prior years:
Personal automobile	$(3.4)	$29.6	$22.4
Homeowners and other	(5.3)	4.0	6.5

Total Personal	(8.7)	33.6	28.9
Workers’ compensation	11.9	30.0	(5.5)
Commercial automobile	(4.6)	(2.0)	(1.0)
Commercial multiple peril	(8.6)	(11.4)	0.5
Other commercial	11.3	2.4	14.0

Total Commercial	10.0	19.0	8.0
Voluntary pools (IRI claim)	—	21.9	—

Increase in loss provision for insured events of prior years	1.3	74.5	36.9
Decrease in LAE provision for insured events of prior years	(15.8)	(34.1)	(30.5)

(Decrease) increase in total loss and LAE provision for insured events of prior years	$(14.5)	$40.4	$6.4

Estimated loss reserves for claims occurring in prior years developed unfavorably by $1.3 million, $74.5 million and $36.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. The unfavorable loss development during the year ended December 31, 2004 was primarily the result of continued adverse development in the workers’ compensation line of business related to increased medical costs and long term attendant care. Additionally, adverse loss development was experienced in other commercial lines, primarily umbrella and general liability, which was primarily the result of increases in estimated ultimate losses for these long-tail lines. Partially offsetting these items was favorable loss development in the commercial multiple peril, commercial automobile, homeowners and personal automobile lines of business. The improvement in loss development on these lines of business is primarily the result of improved claim frequency trends.

The increase in unfavorable loss reserve development during the year ended December 31, 2003 was primarily the result of the $21.9 million charge from the aforementioned voluntary pool arbitration decision. Additionally, loss reserves for the workers’ compensation line increased as a result of increasing medical costs. Loss reserve development was also affected by an increase in personal automobile claim severity related to medical settlements in Michigan. Partially offsetting these items was favorable development in 2003 in the commercial multiple peril line due to improved claim frequency in the 2002 accident year.

The unfavorable loss development during the year ended December 31, 2002 was primarily the result of increased claim severity related to personal automobile medical settlements in Michigan. The increase in the prior year reserve estimates for other commercial lines during 2002 reflects the recognition of approximately $5 million in additional reserves for asbestos claims in the Excess and Casualty Reinsurance Association (“ECRA”) voluntary pool.

During the years ended December 31, 2004, 2003 and 2002, estimated LAE reserves for claims occurring in prior years developed favorably by $15.8 million, $34.1 million and $30.5 million, respectively. The favorable development in these periods is primarily attributable to claims process improvement initiatives taken by us during the 1997 to 2001 calendar year period. Since 1997, we have lowered claim settlement costs through increased utilization of in-house attorneys and consolidation of claim offices. As actual experience begins to establish trends inherent within the claim settlement process, the actuarial process recognizes these trends within the reserving methodology affecting future claim settlement assumptions, resulting in the recognition of favorable development. The favorable impact on prior accident year LAE reserves begins to lessen as these claim settlement process improvements are recognized in current actuarial assumptions. Since we believe that the impact of these actions has been previously recognized, we expect less favorable LAE prior year reserve development from these process improvements. This item is reflected in the decline in favorable LAE prior year reserve development for the year ended December 31, 2004 versus 2003. See also “Analysis of Losses and Loss Adjustment Expense Reserve Development” in Item 1 – Business in this Form 10-K for historical information related to the annual development of our loss and LAE reserves for the years 1994 to 2003. Although this analysis is useful to understand historical development of reserves, there can be no assurance that reserves will develop similarly in the future.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements. These statements have been prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following critical accounting policies, among others, are those which we believe affect the more significant judgments and estimates used in the preparation of our financial statements. Additional information about our significant accounting policies may be found in Note 1, “Summary of Significant Accounting Policies” on pages 70 to 77 of the Notes to Consolidated Financial Statements included in Financial Statements and Supplementary Data of this Form 10-K.

Property and Casualty Insurance Loss Reserves

We determine the amount of loss and loss adjustment expense reserves (the “loss reserves”), as discussed in “Segment Results – Property and Casualty, Overview of Loss Reserve Estimation Process” based on an estimation process that is very complex and uses information obtained from both company specific and industry data, as well as general economic information. The estimation process is judgmental, and requires us to continuously monitor and evaluate the life cycle of claims on type-of-business and nature-of-claim bases. Using data obtained from this monitoring and assumptions about emerging trends, our actuaries develop information about the size of ultimate claims based on historical experience and other available market information. The most significant assumptions used in the estimation process, which vary by line of business, include determining the expected consistency in the frequency and severity of claims incurred but not yet reported to prior year claims, the trend in loss costs, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. The actuaries provide to management a point estimate for each significant line of business to summarize their analysis. Management considers these point estimates as well as other business trends and environmental factors, in establishing the appropriate reserve amount. Regarding voluntary and involuntary pools, we are provided loss estimates by managers of each pool. We adopt an estimate that considers this information and other facts. We exercise judgment based upon our knowledge of the business, review of the outcome of actuarial studies, historical experience and other factors to record an estimate which reflects our expected ultimate loss and loss adjustment expenses. We believe that adequate provision has been made for loss reserves. However, establishment of appropriate reserves is an inherently uncertain process and there can be no certainty that current established reserves will prove adequate in light of subsequent actual experience. A significant change to the estimated reserves could have a material impact on our results of operations and financial position. An increase or decrease in reserve estimates would result in a corresponding decrease or increase in financial results. For example, each 1 percentage point change in the loss and LAE ratio resulting from a change in reserve estimation is currently projected to have an approximate $22 million impact on property and casualty segment income, based on 2004 full year premiums.

When trends emerge that we believe affect the future settlement of claims, we adjust our reserves accordingly (see Segment Results – Property and Casualty, Management’s Review of Judgments and Key Assumptions for further explanation of factors affecting our reserve estimates, our review process and our process for determining changes to our reserve estimates). Reserve adjustments are reflected in the Consolidated Statements of Income as adjustments to losses and loss adjustment expenses. Often, these adjustments are recognized in periods subsequent to the period in which the underlying loss event occurred. These types of subsequent adjustments are disclosed and discussed separately as “prior year reserve development”. Such development can be either favorable or unfavorable to our financial results. As discussed in “Segment Results – Property and Casualty, Management’s Review of Judgments and Key Assumptions”, estimated loss and LAE reserves for claims occurring in prior years developed favorably (unfavorably) by $14.5 million, ($40.4) million, and ($6.4) million for the years ended December 31, 2004, 2003 and 2002, respectively, which represents 0.47%, 1.34%, and 0.22% of loss reserves held, respectively. See also “Analysis of Losses and Loss Adjustment Expense Reserve Development” in Item 1 – Business in this Form 10-K for historical information related to the annual development of our loss and LAE reserves for the years 1994 to 2003. Although this analysis is useful to understand historical development of reserves, there can be no assurance that reserves will develop similarly in the future.

The major causes of material uncertainty relating to ultimate losses and loss adjustment expenses generally vary for each line of business, as well as for each separately analyzed component of the line of business. In some cases, such risk factors are explicit assumptions of the estimation method and in others, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

Some risk factors will affect more than one line of business. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a line of business. Individual risk factors are also subject to interactions with other risk factors within line of business components. Thus, risk factors can have offsetting or compounding effects on required reserves.